Exhibit 99.1

Quhuo Announces the Change of Auditor

BEIJING, November 4, 2022 (PRNewswire) – Quhuo Limited (“Quhuo” or “the Company”) (Nasdaq: QH), a leading tech-enabled workforce operational solution platform in China, today announced the appointment of Marcum Asia CPAs LLP (“MarcumAsia”) as the Company’s independent registered public accounting firm, effective from October 31, 2022. On the same date, the Company dismissed Ernst & Young Hua Ming LLP (“EY”). The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the audit committee (the “Audit Committee”) of the board of directors (the “Board”) and the Board.

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the audit for fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through October 31, 2022, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weakness reported in our 2020 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on May 17, 2021, specifically, the material weakness identified as of December 31, 2020 was the Company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. The Audit Committee discussed the reportable event mentioned above with EY. EY is authorized to fully respond to the inquiries of MarcumAsia on the reportable event.

During the Company’s two most recent fiscal years ended December 31, 2021 and 2020 and any subsequent interim period prior to the engagement of MarcumAsia on October 31,2022, neither the Company nor anyone on its behalf has consulted with MarcumAsia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by MarcumAsia that MarcumAsia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with MarcumAsia and EY to ensure a seamless transition. The Company would like to take this opportunity to express its sincere gratitude to the EY team for their professionalism and quality of services rendered to the Company over the past years.

About Quhuo

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading workforce operational solutions platform in China. Quhuo provides tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping solutions and other services. Quhuo’s platform helps its industry customers mobilize a large team of workers who can follow industry-specific, standardized and highly efficient service procedures through a combination of training, performance monitoring and refinement, and incentives.

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Quhuo Limited

E-mail: pr@meishisong.cn